

a2a
energie in comune



10015638


SEC MAIL PROCESSING SECTION
RECEIVED
APR 30 2010
WASH, D.C.
193

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

April 27, 2010

AEM SPA

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

Encl.

5/3

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

Cod. 5986127 - 5.2009


a2a
energie in comune

FILE NO. 82-4911

PRESS RELEASE

Milan, 27 April 2010 – As required by law, it is hereby made known that starting from today the annual and consolidated financial statements of the A2A Group at 31 December 2009 – approved by the Supervisory Board on 26 April 2010 - are available to members of the public and are available on the website www.a2a.eu.

Contacts:
Communications and External Relations – Media Relations
Tel. +39-02-7720-4582 - ufficiostampa@a2a.eu
Investors Relations
Tel. +39-02-7720-3879 - ir@a2a.eu
www.a2a.eu